nuveen

A TIAA Company

August 5, 2024

VIA EDGAR CORRESPONDENCE

Mr. John Kernan, Esq.

Division of Investment Management, Disclosure Review & Accounting Office

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:  Nuveen Short Term REIT ETF (NURE)

   (Registrant: Nushares ETF Trust, SEC File #: 811-23161, CIK: 0001635073)

Dear Mr. Kernan:

This letter addresses the comment you provided in a telephone discussion on July 10, 2024, regarding reviews performed by the staff of the U.S. Securities and Exchange Commission (the “SEC Staff”) of the December 31, 2023, annual report for Nuveen Short-Term REIT ETF (NURE) (the “Fund”), which is advised by Nuveen Fund Advisors, LLC (the “Adviser”). The comment is shown below followed by management’s response.

COMMENT

With respect to the significant return of capital (“ROC”) disclosed in the Fund’s financial statements, please consider adding supplemental disclosure where references are made to dividends and/or distribution yields when describing distributions that contain significant ROC are included in marketing materials and/or website disclosures as those terms may be misrepresented.

RESPONSE TO COMMENT

The Adviser has conducted a review of the Fund’s marketing materials and website disclosure and while there are no references to dividends and/or distribution yields included on the Fund’s fact sheet, The Adviser has updated the reference on the Fund’s website of “Distribution Yield (NAV)” to “Distribution Rate (NAV)” and added the following footnote disclosure below the Distributions table:

Distributions are currently estimated to include sources other than net investment income including realized gains and/or return of capital. If a distribution includes anything other than net investment income, the Fund provides a notice of the best estimate of its distribution sources at that time which may be viewed within the Fund’s literature section under 19a notices. These estimates may not match the final tax characterization (for the full year’s distributions) contained in shareholders’ 1099-DIV forms after the end of the year. You should not draw any conclusions about a fund’s past or future investment performance from its current distribution rate.

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If you have any additional questions or comments, please do not hesitate to contact me at (312) 917-6852.

Sincerely,

/s/ Diana Gonzalez
Diana R. Gonzalez
Vice President and Secretary

cc:    E. Scott Wickerham, Vice President and Funds’ Controller (Principal Financial Officer)

John McCann, Vice President and Assistant Secretary of the Funds; Managing Director and Associate General Counsel

Brett E. Black, Chief Compliance Officer and Managing Director of the Funds

Eric Fess, Chapman & Cutler, LLP, Counsel to the Independent members of the Board of Directors/Trustees of the Funds

Robert Zutz, K&L Gates LLP, Counsel to the Independent members of the Board of Directors/Trustees of the Funds

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